Press Release

CTDC ANNOUNCES NAME CHANGE AND REVERSE STOCK SPLIT

HONG KONG – October 24, 2012 – China Technology Development Group Corporation (Nasdaq: CTDC; “we” or “the Company”) today announced the change of its name to Renewable Energy Trade Board Corporation and the implementation of a 1-for-10 reverse split of its common stock. The name change and the reverse stock split will become effective on Wednesday, October 24, 2012, upon receipt of the approval by the registrar of British Virgin Islands of the Company’s amended and restated Memorandum of Association effecting these changes. The Company’s common stock will begin trading on The Nasdaq Capital Market under the new symbol “EBOD” and on a split-adjusted basis when the market opens on Thursday, October 25, 2012. In addition, the Company’s common stock will begin trading at such time under a new CUSIP number (G7495T 106).

Both the name change and reverse stock split were approved by the Company’s shareholders at the 2012 annual general meeting of shareholders (the “2012 AGM”) held in Hong Kong on September 28, 2012. The Company’s board of directors (the “Board of Directors”) was authorized to implement a reverse stock split and determine the ratio of the split within a range of not less than 1-for-2 and not greater than 1-for-10. The Board of Directors has determined to fix the ratio for the reverse stock split at 1-for-10.

At the effective time of the reverse stock split, every ten shares of the Company’s issued and outstanding common stock will be converted automatically into one issued and outstanding share of common stock. The par value per share will be increased to US$0.10, the number of shares of common stock authorized will be reduced to 400,000,000, and the number of shares of the Company’s issued and outstanding common stock will be reduced from 22,498,549 to approximately 2,249,854. In addition, the reverse stock split will effect a proportionate adjustment to the per share exercise price and the number of shares issuable upon the exercise of all outstanding stock options and warrants to purchase or acquire shares of the Company’s common stock.

The purpose of the reverse stock split is to regain compliance with the US$1.00 per share minimum bid price requirement for continued listing of the Company’s common stock on The Nasdaq Capital Market. As previously reported, in order to maintain its listing on the Nasdaq Capital Market, on or before November 26, 2012, the Company’s common stock must have a minimum closing bid price of US$1.00 per share for a minimum of ten consecutive trading days. However, there can be no assurance that the Company’s common stock will meet the Nasdaq Capital Market continued listing requirements following the reverse stock split.

After the effective date, record holders of the Company’s common stock will receive a letter of transmittal from American Stock Transfer & Trust Company, the Company’s transfer agent, with instructions for the exchange of existing stock certificates. The transfer agent will act as the exchange agent and can be contacted at (877) 248-6417 or (718) 921-8317. No fractional shares will be issued as result of the reverse stock split. Instead, the transfer agent will aggregate all fractional shares and arrange for them to be sold as soon as practical after the effective date of the reverse stock split at the then prevailing prices on the open market on behalf of those shareholders. After such sale and, in the case of holder of certificated common stock, upon the surrender of the stock certificates representing such shares, shareholders will receive a payment from the transfer agent acting on behalf of the Company in an amount equal to the shareholder’s pro rata share of the total net proceeds derived from the sale of the fractional interest to which they would otherwise be entitled.

Additional information regarding the name change and the reverse stock split can be found in the Company’s proxy statement for 2012 AGM, copies of which are available at http://www.chinactdc.com/english/Investor/AGM.html or https://materials.proxyvote.com/G84384

About CTDC:

CTDC is a fast growing clean energy group in China based in Hong Kong, providing solar energy products and solutions to the global market under the “LSP” brand.

CTDC’s major shareholder is China Merchants Group, a state-owned conglomerate in China (http://www.cmhk.com).

For more information, please visit http://www.chinactdc.com

Forward-Looking Statement Disclosure:

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding the ability of the Company to regain compliance with the listing requirements of The Nasdaq Capital Market and statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that the Company currently expects. Factors that could cause these differences include the risk factors specified on the Company’s annual report on Form 20-F for the year ended December 31, 2011 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Enquiry:

Serena Wu, Assistant to President
China Technology Development Group Corporation
Tel: +852 3112 8461
Email: ir@chinactdc.com
Web: www.chinactdc.com